UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: May 18, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom Ltd.

Victoria Place, 31 Victoria Street

Hamilton HM10, Bermuda

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

19 June 2015

11.00 am Central European Time

The meeting will be held at the following office address:

Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands

VimpelCom Ltd.

Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda

NOTICE

OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF VIMPELCOM LTD.

18 May 2015

Dear Shareholder,

It is a pleasure to invite you to the 2015 annual general meeting of shareholders (the “AGM”) of VimpelCom Ltd. (“VimpelCom” or the “Company”). The supervisory board of the Company (“Supervisory Board”) has resolved that the AGM will be held on Friday 19 June 2015 at 11.00 am (Central European Time) at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands. Only the holders of record of VimpelCom shares at the close of business on 15 May 2015, the record date for the AGM, are entitled to vote at the AGM under Bermuda law and the VimpelCom bye-laws.

The agenda of the meeting is as follows:

1.	Shareholders to receive the report of the Company’s auditor and the audited financial statements of the Company for the financial year that ended 31 December 2014;

2.	Election of individual directors to the Supervisory Board (information about the candidates is provided in Attachment 1);

3.	Re-appoint PricewaterhouseCoopers Accountants NV (“PWC”) as the Company’s auditor, such re-appointment expiring at the conclusion of the 2016 annual general meeting of shareholders of the Company and authorise the Supervisory Board to determine its remuneration; and

4.	Any other business which may properly come before the meeting or any adjournment of the meeting.

The formal notice of the AGM is set out on the following page of this document.

The report of our auditor, PWC, and the financial statements of the Company for the financial year ended 31 December 2014 (prepared in accordance with IFRS) appear on the Company’s website at www.vimpelcom.com and may be found at http://www.vimpelcom.com/Investor-relations/Reports—results/20-F/.

The affirmative vote of a majority of the votes cast at the AGM, at which a quorum is present, will be required to reappoint PWC as the Company’s auditor to hold office until the conclusion of the 2016 annual general meeting of shareholders of the Company.

Voting on the election of directors will be by way of cumulative voting and information about the cumulative voting procedure is provided on page 5 of this document.

VimpelCom shareholders are requested to complete and return the proxy form or voting instruction form (as relevant to how your shares are held) to ensure that their shares will be represented at the AGM. If you have any questions, you may contact Remco Vergeer at +31621187402 or remco.vergeer@vimpelcom.com. Information regarding the resolutions to be proposed at the AGM is set out on page 5 of this document. We encourage you to read that information carefully.

VimpelCom’s Supervisory Board recommends that shareholders vote in favour of the proposal for the reappointment of PWC as the Company’s auditor.

VIMPELCOM LTD.

NOTICE OF THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS FOR 2015

TO THE SHAREHOLDERS OF VIMPELCOM LTD.

NOTICE is given that the 2015 annual general meeting (“2015 AGM”) of the shareholders of VimpelCom Ltd. (“VimpelCom” or the “Company”) will be held on 19 June 2015 at 11.00 am (Central European Time) at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands to receive the report of the Company’s auditor and the financial statements of the Company for the financial year ended 31 December 2014 and to vote upon the following proposals:-

1.	To appoint Mikhail Fridman as a director of the Company.

2.	To appoint Gennady Gazin as a director of the Company.

3.	To appoint Andrei Gusev as a director of the Company.

4.	To appoint Gunnar Holt as a director of the Company.

5.	To appoint Sir Julian Horn-Smith as a director of the Company.

6.	To appoint Nils Katla as a director of the Company.

7.	To appoint Alexey Reznikovich as a director of the Company.

8.	To appoint Morten Karlsen Sørby as a director of the Company.

9.	To appoint Trond Westlie as a director of the Company.

10.	To re-appoint PricewaterhouseCoopers Accountants NV (“PWC”) as auditor of the Company for a term expiring at the conclusion of the 2016 annual general meeting of the Company and to authorize the Supervisory Board to determine its remuneration.

11.	Any other business which may properly come before the meeting or any adjournment of the meeting.

If any other matter properly comes before the meeting or any adjournment of the meeting, the persons named in the proxy form and voting instruction for the meeting will vote the shares represented by all properly executed proxies and voting instruction in their discretion.

The Supervisory Board of the Company has set 15 May 2015 as the record date for the 2015 AGM. This means that only those persons who are registered holders of VimpelCom common shares and/or convertible preferred shares at the close of business on that record date will be entitled to receive notice of the 2015 AGM and to attend and vote at the meeting and any adjournment of the meeting.

Proof of ownership of common shares and/or convertible preferred shares, as well as a form of personal identification, must be presented in order to be admitted to the meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the meeting.

This notice should be read in conjunction with the accompanying information.

The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2014 (prepared in accordance with IFRS) appears on the Company’s website at www.vimpelcom.com and may be found at http://www.vimpelcom.com/Investor-relations/Reports—results/20-F/.

Information about the nominees for appointment to the Supervisory Board of the Company is set out in the material accompanying this notice.

By Order of the Supervisory Board

Marlies A. Smith

Secretary

Dated 18 May 2015

Record Date and Voting

Registered holders of record of VimpelCom common shares and convertible preferred shares will be entitled to vote at the 2015 AGM or any adjournment or postponement of the meeting. You are the registered holder of record of VimpelCom shares if your VimpelCom shares are registered in your name on VimpelCom’s register of members at the close of business on the record date for the meeting, which is 15 May 2015. Holders of record of VimpelCom shares will receive a proxy form from VimpelCom, which must be duly executed before a notary public and thereafter returned to the Company, and will be entitled to vote by proxy at the 2015 AGM.

Holders of record of VimpelCom American Depositary Shares (“ADSs”) will be entitled to instruct the depositary as to the exercise of the voting rights attaching to the VimpelCom common shares represented by the holder’s VimpelCom ADSs. You are a holder of VimpelCom ADSs if your VimpelCom ADSs are evidenced by physical certificated American Depositary Receipts or book entries in your name so that you appear as a VimpelCom ADS holder in the register maintained by the depositary at the close of business on the record date. If you are a holder of record of VimpelCom ADSs, you will receive a voting instruction from the depositary with instructions on how to instruct the depositary to vote the VimpelCom common shares represented by your VimpelCom ADSs.

If you hold VimpelCom ADSs through a bank, broker or other nominee (in “street name”), you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your VimpelCom ADSs to be voted.

Registered holders of VimpelCom shares can vote at the 2015 AGM by ballot. If you are a VimpelCom ADS holder you may not vote your shares in person at the 2015 AGM unless you obtain a proxy form from the depositary giving you the right to vote the shares at the 2015 AGM. Even if you plan to attend the 2015 AGM, we recommend that you also submit your proxy form or voting instruction as described in this document so that your vote will be counted if you later decide not to attend the meeting.

A quorum for the transaction of business at the 2015 AGM is the presence in person of two or more persons at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50% plus 1 voting share of the total issued voting shares in VimpelCom at the relevant time.

Pursuant to the VimpelCom bye-laws the re-appointment of the auditor is subject to the affirmative vote of a simple majority of the votes cast.

Pursuant to the VimpelCom bye-laws, the resolutions for appointment of the director nominees will be voted upon by way of cumulative voting. Further details on cumulative voting procedures are set out on page 5 below.

In the event a quorum is not present at the 2015 AGM, then the meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the CEO may determine.

Abstentions will be counted towards the presence of a quorum at, but will be not considered votes cast on any proposal brought before, the annual general meeting.

If you are a registered holder of VimpelCom shares and have voted by proxy, you may change your vote by signing, dating and returning a completed proxy form (such proxy form having been executed in the presence of a notary public) with a later date on or before the voting deadline of 18 June 2015 at 11.00 am (Central European Time) or by attending the 2015 AGM and voting in person. If you are a VimpelCom ADSs holder and have voted by submitting a voting instruction, you may change your vote at any time before the voting deadline of 12.00 noon Eastern Standard Time in the United States on 11 June 2015. If you hold your VimpelCom ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee. Registered holders of VimpelCom shares or VimpelCom ADSs who need another copy of their proxy form of voting instruction may contact the Company by any of the following methods:

Mail	E-mail
Claude Debussylaan 88	maribelle.mampaeij@vimpelcom.com
1082 MD Amsterdam
The Netherlands	Phone
Attention: Legal Department	+31 20 797 7257

The Proposals

Set out below is a description of each proposal for which shareholder approval is sought. The Supervisory Board has recommended that the shareholders vote in favor of Proposal 10.

PROPOSALS 1-9. ELECTION OF THE SUPERVISORY BOARD

Text of the Proposed Resolutions:

1.	To appoint Mikhail Fridman as a director of the Company.

2.	To appoint Gennady Gazin as a director of the Company.

3.	To appoint Andrei Gusev as a director of the Company.

4.	To appoint Gunnar Holt as a director of the Company.

5.	To appoint Sir Julian Horn-Smith as a director of the Company.

6.	To appoint Nils Katla as a director of the Company.

7.	To appoint Alexey Reznikovich as a director of the Company.

8.	To appoint Morten Karlsen Sørby as a director of the Company.

9.	To appoint Trond Westlie as a director of the Company.

Explanatory Information:

•	Members of the Supervisory Board are elected for one-year terms, which will expire at the annual general meeting of shareholders to be held in 2016 (unless the director is removed from office or his office is vacated in accordance with the bye-laws).

•	Each of these candidates has consented, in writing, to his nomination to the Supervisory Board. Information about the candidates for election to the Supervisory Board is attached to this document (Attachment 1).

Shareholder Approval Required:

The election of the Supervisory Board itself is conducted by cumulative voting, which allows proportionate representation of shareholders on the Supervisory Board. Each shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the Supervisory Board from the 9 nominated candidates) and either allocate all of these votes to one nominee or distribute the total number of votes among 2 or more of the nominees proposed to be elected to the Supervisory Board. Each shareholder should vote on each of Proposals 1 to 9 by writing the number of votes allocated to each of the nominees selected by it in the appropriate box in the proxy form or voting instruction enclosed or, if attending the meeting, in the poll card or ballot handed out at the meeting. The sum of votes cast for the nominees selected by the shareholder may not exceed the total number of votes at such shareholder’s disposal for the appointment of directors.

PROPOSAL 10 RE-APPOINTMENT OF AUDITOR

Text of the Proposed Decision: To re-appoint PricewaterhouseCoopers Accountants NV as auditor of the Company for a term expiring at the conclusion of the 2016 annual general meeting of the Company and to authorize the Supervisory Board to determine its remuneration.

Explanatory Information:

•	In accordance with Bermuda law, the review and audit of the financial statements of a Bermuda company must be conducted by an external auditor. The appointment of the auditor is made by shareholders on an annual basis. The Supervisory Board may be authorised by the shareholders to determine the remuneration of the auditor. The Company maintains its financial statements in accordance with IFRS.

•	The Supervisory Board recommends that the shareholders of the Company re-appoint PWC as auditor of the Company until the conclusion of the 2016 annual general meeting, and that the Supervisory Board be authorized to determine its remuneration.

Attachment 1 to the Notice

INFORMATION ON THE NOMINEES FOR THE APPOINTMENT TO THE SUPERVISORY BOARD OF

VIMPELCOM LTD.

Mikhail Fridman has been a director of VimpelCom Ltd. since April 2010. Mr. Fridman was a member of the board of directors of OJSC VimpelCom from July 2001 until April 2010. He currently serves as a member of the board of directors of OJSC Alfa-Bank, as well as Chairman of the supervisory boards of the Alfa Group Consortium and LetterOne Holdings S.A. Mr. Fridman also serves as a member of the supervisory board of X5 Retail Group N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited) and X5 Retail Group N.V. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Gennady Gazin has been an alternate director of VimpelCom Ltd. since October 2014. Mr. Gazin is serving as a chairman of VimpelCom Ltd.’s nominating and corporate governance committee, chairman of its special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities and as a member of its finance and strategy committee and audit committee, in each case as an alternate director for Mr. Novoselsky. Mr. Gazin currently serves as Vice-Chairman of the Board at Studio Moderna (a multi-channel and direct to consumer retailer in Central & Eastern Europe), Director at Interpipe (a producer of pipes and railroad wheels), Director at GeoAlliance (an oil and gas production company) and Chairman of the Board at Genesis Philanthropy Group. From 2007 to 2012 Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey & Company’s New York and Moscow offices for 14 years, during which time he was an active member of the Telecommunications practice and also served as the Senior Partner responsible for McKinsey’s CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received a bachelor’s degree in Electrical Engineering from Cornell University in 1987, a master’s degree in Electrical Engineering from Stanford University in 1988 and an MBA from the Wharton School of Business at the University of Pennsylvania (USA) in 1993.

Andrei Gusev has been a director of VimpelCom Ltd. since April 2014. Mr. Gusev is serving as a chairman of VimpelCom Ltd.’s finance and strategy committee, chairman of its business review committee and as a member of its nominating and corporate governance committee and compensation committee. Mr. Gusev is a senior partner at LetterOne Telecom and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, from 2006 to 2010, served as its Director of Business Development and M&A. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994 and an MBA from the Wharton School at the University of Pennsylvania in 2000.

Gunnar Holt joined Telenor in 2000 as Group Finance Director. From 2006 Mr. Holt has been Senior Advisor in Telenor ASA. From 1995 to 1999 Mr. Holt served as Executive Vice President and CFO of Aker ASA and Aker RGI ASA. Prior to this Mr. Holt held various leadership positions in the Aker Group, including Deputy President of Norwegian Contractors, Executive Vice President and CFO of Aker Oil and Gas Technology, and President of Aker Real Estate. From 1978 to 1986 Mr. Holt served as Executive Officer and Special Advisor in the Ministry of Petroleum and Energy in Norway. Mr. Holt holds a Doctor of Business Administration degree (DBA) from Henley Management Collage/Brunel University in UK, a MBA from University of Queensland in Australia, and a MBA in finance from University of Wisconsin in USA. Mr. Holt has also studied at Northwestern University in USA, Wharton School/University of Pennsylvania in USA, and IMD in Switzerland. Mr. Holt has served on a number of corporate boards.

Sir Julian Horn-Smith has been a director of VimpelCom Ltd. since July 2014. Sir Julian is serving as a member of VimpelCom Ltd.’s special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities and as a member of its business review committee. Sir Julian was a member of the founding management team of Vodafone Group Plc. He retired from Vodafone in July 2006, where he held a number of senior positions, including Deputy Chief Executive Officer and member of the board. Sir Julian remains in the global telecom sector as a Senior Advisor to UBS Investment Bank, in London, Senior Advisor to CVC (Telecoms and Media) and a member of the board of Digicel (a Caribbean, Central America and Asia Pacific Operator). Sir Julian is also a member of the board of Martin Dawes Systems (Software) and an advisor to Alix Partners (Consulting). He is a Pro Chancellor at Bath University and chairs the University’s School of Management Advisory Board. He is a Trustee for the Hope for Tomorrow Charity and is the Founder and Co-Chair of The TATLIDiL Conference (British and Turkish Conference). During his career in international telecommunications Sir Julian has served as Senior Advisor to the Etisalat Group board from 2011 to 2014 and as Chair of both the Mannesmann Supervisory and Management boards, as well as a Director on a number of company boards, including Lloyds Banking Group plc, Smiths Group, China Mobile, eAccess in Japan, De la Rue plc, Verizon Wireless and SFR in France. Sir Julian earned a Bachelor of Science in economics from London University in 1970 and a Master of Science from Bath University in the United Kingdom in 1979.

Nils Katla joined Telenor in 2001 and is currently a member of the Telenor European Management team, heading up the Telenor Strategy & Business Development group. From 2004 to 2007, Mr. Katla was part of the management team of Telenor Norway, helping to integrate the once diversified divisions into one integrated company. Mr. Katla has for several years focused on growing Telenor’s Nordic and European positions, resulting in a number of acquisitions such as Vodafone and Bredbandsbolaget in Sweden and Globul in Bulgaria, as well as the recent joint venture with TeliaSonera in Denmark. During his employment with Telenor, Mr. Katla has served on several other boards of directors, including for Telenor’s mobile operations in Norway, Sweden, Denmark, Serbia, Hungary and Montenegro, as well as for TV/media companies such as Telenor Broadcast, Canal Digital, Telenor Media Services and A-pressen. Before joining Telenor, Mr. Katla headed the consumer division of TeliaSonera and later Enitel in the Norwegian market. Mr. Katla has also worked for McKinsey & Company and Arthur Andersen & Company (later Accenture). Mr. Katla holds a M.Sc. in Computer Science and Telematics from the Norwegian Institute of Technology and a MBA from INSEAD.

Alexey Reznikovich has been Chairman of the VimpelCom Ltd. supervisory board since December 2012 and a director of VimpelCom Ltd. since April 2010. He also serves as chairman of VimpelCom Ltd.’s compensation committee. Mr. Reznikovich was a member of the board of directors of OJSC VimpelCom from May 2002 until April 2010. Mr. Reznikovich has served as Managing Partner of LetterOne Telecom since June 2014. Prior to joining LetterOne Telecom, he was Chief Executive Officer of LLC Altimo from April 2005 to May 2014 and Chief Executive Officer of Altimo from June 2006 to May 2014. He has been a member of the supervisory board of the Alfa Group Consortium since 2002, with overall responsibility for business development and management supervision of the Group’s assets. Mr. Reznikovich was a director of Golden Telecom from May 2007 until February 2008. In 2001, Mr. Reznikovich founded EMAX, a new business venture to develop Internet centers in Russia and has been a director of EMAX and of CAFEMAX, an Internet café chain, since February 2001. From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Company. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the United States. He graduated from the Economics Faculty of the Moscow State University and received an M.B.A. from Georgetown University in the United States and from INSEAD in France.

Morten Karlsen Sørby has been an alternate director of VimpelCom Ltd. since February 2015. Mr. Sørby has served as Executive Vice President of the Telenor Group since 2003 when he was also appointed Head of the Norwegian Market of the Telenor Group. Mr. Sørby joined the Telenor Group in 1993 as a Vice President in Norsk Telekom, a subgroup of the Telenor Group. He then served as Senior Vice President, General Manager and Deputy CEO in a number of Telenor Group companies between 1995 and 2002. Mr. Sørby was a member of the board of directors of OJSC VimpelCom from 2000 to 2003. He became Head of the Nordic Region of Telenor in 2005 and was appointed Head of Corporate Development in 2009 and Head of Strategy and Regulatory Affairs in 2011. In 2014, Mr. Sørby served as CEO of Uninor, an Indian Telenor Group Company. Mr. Sørby has also been chairman of several boards of directors of Telenor Group companies in Norway, Denmark and Sweden since 2005 and has been a board member of Digi, a Telenor Group company in Malaysia since 2013. Prior to joining the Telenor Group, Mr. Sørby worked at Arthur Andersen & Co. in Oslo, Norway. Mr. Sørby received his Master of Science degree in business administration from the University of Karlstad, Sweden in 1983. He is a state licensed public accountant in Norway and completed the Program for Executive Development at IMD in Lausanne, Switzerland in 1997.

Trond Westlie has been a director of VimpelCom Ltd. since July 2014. Mr. Westlie is serving as chairman of VimpelCom Ltd’s audit committee, and as a member of its special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities. Mr. Westlie joined A.P. Moller—Maersk in January 2010 as Group CFO and member of the Executive Board. Mr. Westlie served as Executive Vice President and Chief Financial Officer of the Telenor Group from September 2005 to December 2009. Previously, he was Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004, and Executive Vice President and CFO of Aker Maritime ASA from 2000 to 2002. Mr. Westlie has served on numerous corporate boards and is currently a member of the Board of Danske Bank, Danish Ship Finance, Shama AS and Tønsberg Delikatesse AS. Mr. Westlie qualified as a State Authorized Public Auditor from Norges Handelshøyskole in Norway in 1987.

VIMPELCOM LTD.

PROXY FORM

Your proxy must be received by 11.00 am Central European Time on 18 June 2015 to be counted in the final tabulation of proxy votes for the meeting.

This proxy is solicited on behalf of the Supervisory Board of VimpelCom Ltd. (“VimpelCom” or the “Company”) for the annual general meeting of VimpelCom shareholders to be held on 19 June 2015.

The undersigned appoints Scott Dresser and Alexander Lemke, jointly and severally, as proxies, each with full power of substitution, and authorises each of them to represent and to vote, as designated below, all common shares and/or convertible preferred shares of VimpelCom held of record by the undersigned on 15 May 2015, at the meeting and at any adjournment of the meeting. The undersigned further authorizes the proxies to vote in their discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment of the meeting.

Name of registered shareholder

Signature

Signature (if held by joint holders)

Date:

Please print the shareholder’s name exactly as it appears in the register of shareholders of the Company and sign this proxy form IN FRONT OF A NOTARY PUBLIC. Proxies should be dated when signed. Where shares are held by joint holders, both should sign IN FRONT OF A NOTARY PUBLIC. When signing as attorney, executor, administrator, trustee, guardian or other similar capacity, please give your full title as such and execute the document IN FRONT OF A NOTARY PUBLIC. If a corporation, a duly authorized officer of the corporation should sign on behalf of the corporation, or the seal of the corporation should be affixed, in each case, IN FRONT OF A NOTARY PUBLIC. If a partnership, a partner should sign in the partnership’s name, IN FRONT OF A NOTARY PUBLIC.

BEFORE ME:

SIGNATURE AND SEAL OF NOTARY PUBLIC

AT (PLACE)

DATE:

Please mark, sign (IN FRONT OF A NOTARY PUBLIC), date and return this proxy card by mail to VimpelCom Ltd., Attn: Legal Department, Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands or send a scanned copy of it by e-mail to maribelle.mampaeij@vimpelcom.com. In order for your mailed proxy to be counted, the proxy must have been EXECUTED IN FRONT OF A NOTARY PUBLIC and must be received no later than 11.00 am Central European Time on 18 June 2015. Submitting a proxy will not affect your right to vote in person if you decide to revoke your proxy and attend the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED IN FRONT OF A NOTARY PUBLIC AND DELIVERED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF PROPOSALS 1 TO 9, THE VOTES TO WHICH YOU ARE ENTITLED ARE SPLIT EQUALLY BETWEEN EACH OF THE 9 CANDIDATES FOR ELECTION AS DIRECTORS AND, IN RESPECT OF PROPOSAL 10, “FOR” THE PROPOSAL AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Votes must be indicated in Black or Blue ink.	MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

1.	To appoint Mikhail Fridman as a director.	VOTES FOR

2.	To appoint Gennady Gazin as a director.	VOTES FOR

3.	To appoint Andrei Gusev as a director.	VOTES FOR

4.	To appoint Gunnar Holt as a director.	VOTES FOR

5.	To appoint Sir Julian Horn-Smith as a director.	VOTES FOR

6.	To appoint Nils Katla as a director.	VOTES FOR

7.	To appoint Alexey Reznikovich as a director.	VOTES FOR

8.	To appoint Morten Karlsen Sørby as a director.	VOTES FOR

9.	To appoint Trond Westlie as a director.	VOTES FOR

10.	To re-appoint PricewaterhouseCoopers Accountants NV as auditor of the Company for a term expiring at the conclusion of the 2016 annual general meeting of the Company and to authorize the Supervisory Board to determine its remuneration.	FOR ☐	AGAINST ☐	ABSTAIN ☐